December 2008 Pricing Sheet dated December 9, 2008 relating to Preliminary Pricing Supplement No. 823 dated December 9, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
Structured Investments
Opportunities in Commodities

PLUS based on the Value of the Dow Jones–AIG Commodity IndexSM due June 16, 2010
Performance Leveraged Upside SecuritiesSM

PRICING TERMS – DECEMBER 9, 2008
Issuer:	Morgan Stanley
Aggregate principal amount:	$4,640,000
Stated principal amount:	$1,000 per PLUS
Issue price:	$1,000 per PLUS
Pricing date:	December 9, 2008
Original issue date:	December 12, 2008
Maturity date:	June 16, 2010
Underlying index:	Dow Jones–AIG Commodity IndexSM
Payment at maturity:
If final index value is greater than initial index value,
$1,000 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
$1,000 x index performance factor
This amount will be less than or equal to the stated principal amount of $1,000.

Maximum payment at maturity:	$1,735 per PLUS (173.50% of the stated principal amount)
Leveraged upside payment:	$1,000 x upside leverage factor x index percent increase
Upside leverage factor:	300%
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	final index value / initial index value
Initial index value:	108.775, which is the official settlement price of the underlying index on the pricing date
Final index value:	The official settlement price of the underlying index on the index valuation date
Index valuation date:	June 9, 2010, subject to adjustment for certain market disruption events
CUSIP:	617482DQ4
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per PLUS	100%	0.10%	99.90%
Total	$4,640,000	$4,640	$4,635,360
(1)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for PLUS.

“Dow Jones,” “AIG®,” “Dow Jones–AIG Commodity IndexSM” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group Inc. (“American International Group”), as the case may be, and have been licensed for use for certain purposes by Morgan Stanley.  The PLUS are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIG Financial Products Corp. (“AIG-FP”) or any of their subsidiaries or affiliates.  None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation regarding the advisability of investing in the PLUS.

You should read this document together with the preliminary pricing supplement describing the offering, and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 823 dated December 9, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

THE PLUS ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.  IN ADDITION, THE PLUS WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.